UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Syros Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87184Q107

(CUSIP Number)

Tyme Technologies, Inc.

1 Pluckemin Way, Suite 103

Bedminster NJ 07921

(212) 461-2315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33938T104

1	NAMES OF REPORTING PERSONS Tyme Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on July 13, 2022 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein and is being field to disclose that the Reporting Person no longer may be deemed to beneficially own any securities of the Issuer. This Amendment No. 1 is an exit filing for the Reporting Person.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 15, 2022, the requisite holders of Syros Common Stock approved the Syros voting proposals that were the subject of the voting agreement and conditional proxy included in the Support Agreement, upon which the Support Agreements automatically expired and terminated in accordance with their terms. Accordingly, Tyme no longer may be deemed to beneficially own any shares of Syros pursuant to the Support Agreements.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2022

Tyme Technologies, Inc.

By:	/s/ Jason Haas
Name: Jason Haas
Title: Treasurer and Secretary